SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

AMENDMENT NO. 1

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Issuer)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Xanthus Fund, L.L.C.
85 Broad Street
24th Floor
New York, New York 10004
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Pamela Poland Chen

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 16, 2024 by Advantage Advisers Xanthus Fund, L.L.C. (the “Fund”) in connection with an offer by the Fund to purchase up to $604.59 million of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, and in the Supplement No. 1 to the Offer to Purchase, dated May 22, 2024 (the “Supplement”). Copies of the Offer to Purchase and Form of Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 16, 2024. The Supplement is filed hereto as Exhibit F.

Except as set forth in this Amendment (and in the Supplement), all other terms of the Offer, as described in the Offer to Purchase and Form of Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

F.	Supplement No. 1 to Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.

By:	/s/ Bryan McKigney
	Name:	Bryan McKigney
	Title:	Authorized Signatory

May 22, 2024

EXHIBIT INDEX

EXHIBIT

F.	Supplement No. 1 to Offer to Purchase.

EXHIBIT F

Supplement No. 1 to Offer to Purchase

To the Members of

Advantage Advisers Xanthus Fund, L.L.C.:

This Supplement No. 1 (this “Supplement”) hereby supplements and amends certain information previously provided in the Offer to Purchase, dated May 16, 2024 (the “Offer to Purchase”), of Advantage Advisers Xanthus Fund, L.L.C. (the “Fund”). This Supplement should be read in conjunction with the Offer to Purchase. To the extent there are any conflicts between the information in this Supplement and the information in the Offer to Purchase, the information in this Supplement hereby replaces and supersedes such information. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Except for the foregoing amendments, all other terms of the Offer, as described in the Offer to Purchase, remain the same. Members who have previously tendered (and not withdrawn) their Interests are not required to take any further action as a result of this Supplement. If you are not interested in tendering your Interests at this time, no action is necessary.

The disclosure under “Section 2. Offer to Purchase and Price – Your Unaudited Net Asset Value as of April 30, 2024 would be:” is superseded and replaced in its entity with the following:

If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of April 30, 2024 would be:
May 1, 2022	$174,562.55
June 1, 2022	$181,649.99
July 1, 2022	$192,881.17
August 1, 2022	$184,614.17
September 1, 2022	$188,982.45
October 1, 2022	$202,202.48
November 1, 2022	$211,047.17
December 1, 2022	$197,644.97
January 1, 2023	$203,963.64
February 1, 2023	$181,520.61
March 1, 2023	$187,151.67
April 1, 2023	$181,340.16
May 1, 2023	$182,281.94
June 1, 2023	$178,798.60
July 1, 2023	$173,842.48
August 1, 2023	$165,902.54
September 1, 2023	$172,973.76
October 1, 2023	$181,575.98
November 1, 2023	$185,636.46
December 1, 2023	$170,964.03
January 1, 2024	$166,691.49
February 1, 2024	$159,566.87
March 1, 2024	$146,191.39
April 1, 2024	$143,112.07